Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 11, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Jennifer López Molina

Keira Nakada

Rufus Decker

Re:	Ingram Micro Holding Corporation

Draft Registration Statement on Form S-1

Submitted March 8, 2023

CIK No. 0001897762

Ladies and Gentlemen:

On behalf of our client, Ingram Micro Holding Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated March 31, 2023. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 5 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the Staff’s comments, the Amendment also includes the Company’s updated interim financial information and certain other revisions.

The Company is seeking confidential treatment for the Registration Statement, including the Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

May 11, 2023

Prospectus Summary

Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data

Non-GAAP Financial Measures, page 20

1.

In arriving at income from operations after taxes on page 22, please tell us and disclose whether the difference between (a) income taxes on income from operations and (b) provision for income taxes is solely the removal of the current and deferred income taxes associated with the total other (income) expenses adjustment. If not, please explain why not or revise.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the difference between (a) income taxes on income from operations and the (b) overall provision for income taxes is not the removal of the current and deferred income taxes associated with the total other (income) expenses adjustment.

The Company respectfully advises the Staff that the income taxes on income from operations amount is calculated in accordance with the Company’s defined Return on Invested Capital (“ROIC”) calculation. The Company defines ROIC for a particular period as income from operations, after taxes, divided by the invested capital for the period. Income from operations, after taxes, for the particular period is defined as (i) net income plus (ii) the GAAP provision for income taxes plus (iii) other income/expense less (iv) income taxes on the sum of (i), (ii) and (iii). Invested capital is equal to stockholders’ equity plus long-term debt plus short-term debt and the current maturities of long-term debt less cash and cash equivalents at the end of each period. In reviewing the footnotes to the ROIC table and in response to the Staff’s comments, the Company has removed the term “the GAAP provision for” from footnote 3 on page 22 and page 126.

In accordance with its defined ROIC calculation, the Company applies the overall effective tax rate for the respective period against total other (income) expense which is removed from the provision for income taxes to arrive at income taxes on income from operations. As such, the Company believes its existing calculation of the income taxes on income from operations is appropriate. The Company has revised footnote 1 to the ROIC table on page 22 and page 126 to indicate the Company determines the income tax on income from operations in accordance with the Company’s definition of ROIC using the effective tax rate for the period such that a user of the financial statements would be able to recalculate the amount.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-11

2.

We read your response to comment 6. The errors resulted in a $122 million or 51% overstatement of cash used in operating activities for the twenty-six weeks ended July 2, 2022. As the quantitative magnitude of the errors rise, it is harder for qualitative factors to overcome quantitative significance. Please provide us with additional support for your determination that these errors were not material. Otherwise, revise your disclosures in the filing to clarify that the errors were material and provide appropriate ASC 250 disclosures.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe the quantitative magnitude of the errors alone is so significant as to overcome both the quantitative and qualitative factors previously discussed. The Company has provided further quantitative analysis below to support its prior determination that the errors were not material.

The Company determined that the changes were not material primarily since a reasonable investor would not have considered the total mix of available financial information to be significantly impacted by the error, given the expected focus of such investor on profitability metrics and other key performance metrics including revenue, profit before tax, earnings per share, EBITDA, income from operations, and ROIC, none of which was impacted by the error. A user of the financial statements would not be expected to make any reasonably informed decision based solely on cash flows from operating activities, regardless of the favorable or unfavorable direction of the error. More specifically, the Company believes the $122 million correction is not significant when viewed in the context of the high variability of cash flows from operating activities, which fluctuate significantly year-over-year and quarter-over-quarter. Set forth below are two graphics which present (1) the Company’s historical cash flows from operating activities over a series of recent reporting periods during the Company’s fiscal years 2019 through 2022, and (2) the changes in cash flows from operating activities from period to period within the same timeframe. Supplementing the analysis from its prior response, the Company has included in these graphics the results for the two additional reporting periods following the period of the error in order to further demonstrate the nature and history of volatility in cash flows from operating activities.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

May 11, 2023

As depicted in the graphics above, cash flows from operating activities are unpredictable in nature. For example, during the periods presented, period-over-period changes in cash flows from operating activities fluctuated from a $1 billion, or 190%, increase (calculated as the change in cash flows for Fiscal Year 2020 divided by cash flows from operating activities for Fiscal Year 2019) to a $2 billion, or 134%, decrease (calculated as the change in cash flows for the Predecessor 2021 Period divided by

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

May 11, 2023

cash flows from operating activities for Fiscal Year 2020). There are no trends in this metric whereby a user of the financial statements would be able to reasonably predict or model future outcomes or the performance of the Company’s cash flows from operating activities, based on the results in any given period. Furthermore, fluctuations in cash flows from operating activities during the interim periods in 2022 through Fiscal Year 2022 fluctuated from increases of close to $500 million, or 66%, to decreases of $1 billion, or 331%. When compared to the change in cash flows from operating activities between the twenty-six weeks ended July 2, 2022 and the thirteen weeks ended April 2, 2022 of $470 million, which represents the actual cash flows for the standalone second quarter of Fiscal Year 2022, the correction of $122 million represents only 26% of such amount and did not result in cash flows used in operating activities becoming cash flows provided by operating activities. Notably, the actual cash flows from operating activities in each of the four individual quarters within Fiscal Year 2022, on a standalone basis, demonstrates greater variability than the combined total of ($189) million for the full Fiscal Year 2022, with two quarters generating positive cash flows and two quarters generating negative cash flows. Therefore, because the volatility of fluctuations in cash flows is expected based on the Company’s historical trends, and because future cash flows cannot be predicted based on the results in any given period, the Company believes that a reasonable investor would not view a $122 million correction in the cash flows from operating activities in a single period to have altered the total mix of information available or to be material to an investment decision.

The Company’s working capital, which was not impacted by the errors, provides further support of the unpredictability of the Company’s cash flows from operating activities. Significant fluctuations in working capital drive significant fluctuations in cash flows from operating activities from period to period. Historically, the Company has experienced such fluctuations as a result of the nature of its distribution business. Generally, as sales volumes increase, the Company’s net investment in working capital dollars increases, resulting in decreased cash flows from operating activities whereas with sales volumes decreases, the Company’s net investment in working capital dollars decreases, resulting in increased cash flows from operating activities. As a result, changes in working capital can shift drastically based on sales volume, directly impacting cash flows from operating activities. Notwithstanding, a user of the financial statements cannot predict the amount of cash outflows or inflows from working capital based on a percentage increase in sales volumes, and the trend in cash flows from operating activities did not change both before and after the error. Like cash flows from operating activities, future outcomes of working capital metrics cannot be reliably modeled by a user of the financial statements. As shown in the two graphics below, which present the Company’s historical working capital and related fluctuation trends, changes in working capital from the periods presented fluctuated from an $850 million increase to a $1 billion decrease, demonstrating that a $122 million change in cash flows from operating activities is not material in the broader context of consistent changes in working capital.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

May 11, 2023

(1)	The above working capital graphics do not include the Predecessor 2021 Period as the corresponding balance sheet was not required to be presented within the Registration Statement.

Following its holistic assessment of the qualitative and quantitative factors, with the additional focus on the quantitative factors set forth herein, the Company has determined that a reasonable investor would not have concluded that the error corrections significantly altered the total mix of information available for the respective period. Therefore, the Company believes the errors are not material to the previously issued consolidated financial statements.

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Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

May 11, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Paul Bay – Chief Executive Officer, Ingram Micro Holding Corporation

Augusto Aragone – Executive Vice President, Secretary & General Counsel

Ingram Micro Holding Corporation